CREO CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	833,034
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets - (increase) decrease:		
Due from affiliate		546,354
Other current assets		6,800
Changes in liabilities - increase (decrease):		
Accounts payable and accrued expenses		(7,884)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,378,304
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advance payment to related party		(1,070,039)
NET CASH USED IN INVESTING ACTIVITIES		(1,070,039)
NET INCREASE IN CASH	$	308,265
CASH, DECEMBER 31, 2014		197,752
CASH, DECEMBER 31, 2015	$	506,017

See report of independent registered public accounting firm and notes to financial statements.